Exhibit 99.1

To: Shareholders of Yandex N.V. (to be renamed Nebius Group N.V.)

From: Board of Directors

Date: July 18, 2024

Notice of Annual General Meeting of Yandex N.V.

We hereby inform you that Yandex N.V. (to be renamed Nebius Group N.V.) (the “Company”) will hold its Annual General Meeting of Shareholders (“AGM”) on August 15, 2024 (the “AGM Date”), beginning at 15.00 Amsterdam time on that day at the Company’s offices at Schiphol Boulevard 165, 1118 BG Schiphol, the Netherlands.

Enclosed with this notice you will find the Agenda for the AGM, together with Explanatory Notes, as well as a Power of Attorney / Proxy to authorize Company representatives to vote your shares at the AGM.

If you are planning to attend the AGM in person, we kindly request you to provide advance notice by notifying the Company at askIR@nebius.com before 16.00 (Amsterdam time) on August 13, 2024.

The following agenda items are scheduled for the AGM:

Introductory remarks.

Substantive Business:

1.	Approval of the extension of the term for preparation by the Company’s Board of Directors of the 2023 annual statutory accounts of the Company. (Decision)
2.	Adoption of 2023 annual statutory accounts of the Company (prepared in accordance with IFRS). (Decision)
3.	Discharge of the members of the Board of Directors for their liability towards the Company for their management during the 2023 financial year. (Decision)
4.	Appointment of Arkady Volozh as an executive member of the Board of Directors for a one-year term, to end at the conclusion of the Annual General Meeting to be held in 2025. (Decision)
5.	Appointment of Ophir Nave as an executive member of the Board of Directors for a one-year term, to end at the conclusion of the Annual General Meeting to be held in 2025. (Decision)
6.	Appointment of Elena Bunina as a non-executive member of the Board of Directors for a one-year term, to end at the conclusion of the Annual General Meeting to be held in 2025. (Decision).
7.	Appointment of Esther Dyson as a non-executive member of the Board of Directors for a one-year term, to end at the conclusion of the Annual General Meeting to be held in 2025. (Decision).
8.	Appointment of Kira Radinsky as a non-executive member of the Board of Directors for a one-year term, to end at the conclusion of the Annual General Meeting to be held in 2025. (Decision).
9.	Amendment of the terms of appointment for each of John Boynton, Rogier Rijnja and Charles Ryan to end at the conclusion of the Annual General Meeting to be held in 2025. (Decision)
10.	Approval of the award of special cash and equity bonuses to each of John Boynton, Rogier Rijnja and Charles Ryan. (Decision)
11.	Amendment of the Articles of Association in order to change the Company name. (Decision)

12.	Amendment to the 2016 Equity Incentive Plan and general authorizations of the Board of Directors. (Decision)
13.	Appointment of the external auditor of the Company’s consolidated financial statements and statutory accounts for the 2024 financial year. (Decision)
14.	Authorization of the Board of Directors to repurchase Class A Shares. (Decision)
15.	General authorization of the Board of Directors to issue and/or grant rights to subscribe for Class A Shares. (Decision)
16.	General authorization of the Board of Directors to exclude pre-emption rights. (Decision)
17.	General authorization of the Board of Directors to cancel Class A Shares in the capital of the Company. (Decision)

Any other business.

*****

Copies of materials related to the AGM, including this Notice of Meeting, the Agenda and Explanatory Notes are available:

●	at: www.edocumentview.com/YNDX
●	on our website at nebius.group/shareholder-meetings
●	at the Company’s offices (Schiphol Boulevard 165, 1118 BG Schiphol, the Netherlands)
●	from Investor Relations, tel. +31 0 20 206 6970 or by email: askIR@nebius.com

The Company’s statutory accounts (which are prepared in accordance with IFRS solely to comply with Dutch law) are available for inspection by shareholders at the Company’s offices at the above address; copies may be requested from Investor Relations.

On July 17, 2024, the total number of Class A Shares outstanding (excluding shares held in treasury) was 163,297,882 with a total of 163,297,882 voting rights; and the total number of Class B Shares was 35,698,674 with a total of 356,986,740 voting rights. Each Class A Share carries one vote; and each Class B Share carries ten votes. The Class A Shares and Class B Shares will vote together as a single class on all matters at the AGM. A total of 30,786,700 Сlass B Shares are held by Highvern Cayman Limited, as Trustee of the LASTAR Trust, a family trust established by Arkady Volozh in January 2020. As previously disclosed, in 2022 Mr. Volozh undertook not to provide voting instructions to the trustee in respect of such shares; pursuant to the terms of the trust, the trustee voted such shares in accordance with the recommendations of the independent members of the Board of Directors. Following the successful divestment of the Company’s businesses in Russia, Mr. Volozh again has the right under the terms of the trust to provide instructions to the trustee as to the voting of such shares.

The persons who will be considered as entitled to vote and/or attend the AGM are those persons who on July 18, 2024 after processing of all settlements as of this date (the record date), have these rights and are registered as such in a register designated by the Board. The designated register for the Class A Shares is maintained by the Company’s transfer agent and registrar, Computershare Trust Company N.A. The designated register for the Class B Shares is maintained by the Company.

If you would like to attend the AGM and your Class A Shares are held by a broker, bank or other nominee, you must bring to the AGM a letter from the nominee confirming your beneficial ownership of such shares. In order to vote your shares at the AGM, you must obtain from the nominee a proxy issued in your name. You must also bring a form of personal identification.

Many brokers are subject to New York Stock Exchange (“NYSE”) rules. The NYSE rules direct that, if you are the beneficial owner of shares held in “street name” by a broker, the broker, as the record holder of the shares, is required to vote those shares in accordance with your instruction. If you do not give instructions to the broker, the broker will be entitled to vote the shares with respect to “discretionary” items but will not be permitted to vote the shares with respect to “non-discretionary” items (those shares are treated as “broker non-votes”).

The election of directors and certain other proposals are not considered discretionary items. This means that brokers who have not been furnished voting instructions from their clients will not be authorized to vote in their discretion for the election of directors or on such other matters. We urge you to provide voting instructions to your broker so that your votes may be counted.

Your vote is important regardless of the number of shares you own. Whether or not you expect to attend the AGM, we hope you will take the time to vote your shares. If you are a shareholder of record, you may vote your Class A Shares over the Internet (at www.investorvote.com/YNDX), by telephone (at +1-800-652-8683) or by completing and mailing the enclosed Power of Attorney / Proxy card in the envelope provided. If your shares are held in “street name”, meaning they are held for your account by a broker or other nominee, you will receive instructions from the broker that you must follow for your shares to be voted.

Shareholders and interested parties may contact any of the Company’s directors, including the Chairman, the non-executive directors as a group, the chair of any committee of the Board of Directors or any committee of the Board by writing them via e-mail at askIR@nebius.com. Shareholders who are eligible and intend to have an item added to the agenda of any future general meeting must comply with the requirements contained in Article 18 of our Articles of Association, as amended. We reserve the right (subject to the laws of the Netherlands) to reject, rule out of order or take other appropriate action with respect to any proposal or nomination that does not comply with these and other applicable requirements.

Schiphol, July 18, 2024

To: Shareholders of Yandex N.V. (to be renamed Nebius Group N.V.) (the “Company”)

From: Board of Directors

Date: July 18, 2024

2024 ANNUAL GENERAL MEETING

Agenda and Explanatory Note

To be held:

Date:	August 15, 2024 at 15.00 Amsterdam time
Location:	The Company’s offices at Schiphol Boulevard 165, 1118 BG Schiphol, the Netherlands.

Opening

Introductory remarks

Adoption of 2023 Statutory Accounts; Discharge of Directors

1.	To approve the extension of the term for preparation by the Company’s Board of Directors of the 2023 annual statutory accounts of the Company. (Decision)
2.	To adopt the 2023 annual statutory accounts of the Company (prepared in accordance with IFRS). (Decision)
3.	To discharge the members of the Board of Directors for their liability towards the Company for their management during the 2023 financial year. (Decision)

Appointment of Executive and Non-Executive Directors

4.	To appoint Arkady Volozh to serve as an executive member of the Board of Directors, for a one-year term to end at the conclusion of the Annual General Meeting to be held in 2025. (Decision)
5.	To appoint Ophir Nave to serve as an executive member of the Board of Directors, for a one-year term to end at the conclusion of the Annual General Meeting to be held in 2025. (Decision)
6.	To appoint Elena Bunina to serve as a non-executive member of the Board of Directors, for a one-year term to end at the conclusion of the Annual General Meeting to be held in 2025. (Decision)
7.	To appoint Esther Dyson to serve as a non-executive member of the Board of Directors, for a one-year term to end at the conclusion of the Annual General Meeting to be held in 2025. (Decision)
8.	To appoint Kira Radinsky to serve as a non-executive member of the Board of Directors, for a one-year term to end at the conclusion of the Annual General Meeting to be held in 2025. (Decision)

Amendment of Terms of Appointment of Continuing Non-Executive Directors

9.	To amend the terms of appointment of each of John Boynton, Rogier Rijnja and Charles Ryan to end at the conclusion of the Annual General Meeting to be held in 2025. (Decision)

Approval of Remuneration

10.	To approve the award of special cash and equity bonuses to each of John Boynton, Rogier Rijnja and Charles Ryan, Non-Executive Directors of the Company, in recognition of their exceptional services to the Company in the period since February 2022, as described in the Explanatory Notes below. (Decision)

Amendment of Articles of Association to Change the Company Name

11.	To amend the current Articles of Association of the Company in order to change the name of the Company from “Yandex N.V.” to “Nebius Group N.V.” and to authorize Mr. Alfred Alexander de Cuba, legal counsel at the Company, and each of the lawyers, (candidate) civil-law notaries, and tax advisers of DLA Piper Nederland N.V., acting individually, to sign a notarial Deed of Amendment of the Articles of Association. (Decision)

Amendment to the 2016 Equity Incentive Plan

12.	To amend the Company’s 2016 Equity Incentive Plan to extend it for a further ten-year period and to increase the number of unallocated Class A Shares available thereunder to a total of 30,000,000 Class A Shares and to make other amendments, and to authorize the Board of Directors to grant equity awards and issue (or grant rights to subscribe for) Class A Shares under the Plan, to authorize the Board of Directors to exclude the pre-emptive right of subscription for any equity awards to be granted and Class A Shares to be issued (or rights to be granted to subscribe for Class A Shares) under the Plan and to authorize the Board of Directors to do anything which may be required in connection therewith, as described in the Explanatory Notes below. (Decision)

Appointment of Auditors

13.	To appoint Reanda Audit & Assurance B.V., an independent registered public accounting firm, as an auditor of the Company’s consolidated financial statements and statutory accounts for the 2024 financial year. (Decision)

Authorization to Repurchase Class A Shares

14.	To authorize the Board of Directors to repurchase Class A Shares, as described in the Explanatory Notes below.

General Designations and Authorizations of the Board of Directors

15.	To designate the Board of Directors as the competent body to issue and/or grant rights to subscribe for from time to time Class A Shares up to an additional 20% of the issued share capital (excluding Class C Shares) of the Company for a period of five years from the date of the Annual General Meeting, as described in the Explanatory Notes below. (Decision)
16.	To designate the Board of Directors as the competent body to exclude pre-emptive rights of the existing shareholders in respect of the issue of (and/or granting of rights to subscribe for) Class A Shares for a period of five years from the date of the Annual General Meeting, as described in the Explanatory Notes below. (Decision)
17.	To cancel Class A Shares in the share capital of the Company held or to be acquired by the Company. The number of Class A Shares that may be cancelled shall be determined by the Board of Directors, as described in the Explanatory Notes below. (Decision)

Other Business

Any other business.

*****

Explanatory Notes to the Agenda

Opening

Management will look back on 2023 and the first half of 2024, including the extraordinary transformation of the group following the successful divestment of its businesses in Russia (the “Sale”).

Extension of Draw-Up Period; Approval of 2023 Statutory Accounts; Discharge of Directors

Items 1-3. Approval to extend the term for the preparation of the 2023 annual statutory accounts; Adoption of 2023 annual statutory accounts of the Company; Discharge of the members of the Board of Directors for their liability towards the Company for their management during the 2023 financial year

These agenda items include proposals to extend the preparation period to draw up the 2023 Statutory Accounts and to adopt the 2023 Statutory Accounts, as well as to discharge the members of the Board of Directors serving during 2023, in accordance with Dutch law, from liability towards the Company for the performance of their duties in 2023. The General Meeting notes that the 2023 Statutory Accounts were finalized on June 17, 2024.

The proposed discharge of the members of the Board of Directors only covers matters that are provided to the General Meeting or otherwise disclosed or publicly available in respect of the 2023 financial year. Copies of the 2023 Statutory Accounts are available for inspection by shareholders at the registered office of the Company, and can also be obtained from Investor Relations, tel +31 0 20 206 6970 or by email: askIR@nebius.com.

Appointment of Executive and Non-Executive Directors

Under our articles of association, both executive and non-executive directors may be elected for terms of up to four years. As is common for Nasdaq-listed companies, we have historically proposed terms of three years, with the terms of roughly one-third of the Board of Directors ending at each annual general meeting.

Given the period since the Company’s initial public offering in 2011 and in light of the new structure of the group, we propose that both executive and non-executive directors be elected for only one-year terms. We believe that this change will better align the interests of our Board of Directors and the shareholders and be consistent with the practice of the majority of our US-based public company peers.

The Nominating and Corporate Governance Committee is responsible for, among other things, recommending to the Board of Directors persons to be nominated for election or re-election as directors at any General Meeting. We believe that the proposed candidates for election are well placed to guide the new Nebius Group in its development, bringing a wealth of experience in technology, artificial intelligence, ed-tech and governance.

The works council of the Company has been asked to render its views on the intended appointment of the directors, such within the meaning of Section 2:134a of the Dutch Civil Code, and thanks the Board of Directors for the opportunity to share its views. The works council has taken due note of the intended appointments and wishes the nominee directors the best of luck in their roles.

Item 4. Appointment of Arkady Volozh as an executive member of the Board of Directors

It is proposed by the Board of Directors to appoint Arkady Volozh as an executive member of the Board of Directors of the Company for a one-year term, with effect from the 2024 Annual General Meeting and running until the conclusion of the annual general meeting to be held in 2025.

Arkady Volozh was the principal founder of Yandex and was an Executive Director and the group’s Chief Executive Officer between 2000 and 2022. A serial entrepreneur, Mr. Volozh’s background in computer science led to the inception of several successful IT enterprises, including InfiNet Wireless and CompTek International. Having served as CEO of CompTek International, Mr. Volozh moved to become the CEO of Yandex. Mr. Volozh has invested in and served on the board of Face.com, an Israeli face-tagging company (sold to Facebook in 2012), and was an early investor in Getir, a Turkish based company and pioneer in the ‘quick commerce’ market, being the first to introduce the 15-minute grocery delivery model. Mr. Volozh has also served as a board member for US-based Neurosteer, the company responsible for developing the world’s first wearable, medical-grade brain activity interpretation platform used across a wide range of medical and lifestyle applications. Mr. Volozh holds a degree in applied mathematics from Gubkin Institute of Oil and Gas.

The Board of Directors is delighted to welcome Mr. Volozh back to the Board of Directors as an executive director, and intends to appoint him as Chief Executive Officer, where he will bring his extensive experience in the industry, his entrepreneurial spirit and leadership skills to the Company.

Mr. Volozh will receive compensation in his capacity as an executive director as approved and recommended by the Company’s Compensation Committee and in accordance with the group’s policies for compensation of directors.

Item 5. Appointment of Ophir Nave as an executive member of the Board of Directors

It is proposed by the Board of Directors to appoint Ophir Nave as an executive member of the Board of Directors of the Company for a one-year term, with effect from the 2024 Annual General Meeting and running until the conclusion of the annual general meeting to be held in 2025.

Dr. Ophir Nave was appointed Chief Operating Officer of the Company in May 2024. Previously, Mr. Nave was a Lead Partner in the Corporate and M&A Practice at the Israeli firm Arnon, Tadmor-Levy, where he also served on the firm’s executive committee. His legal career includes positions at the U.S. law firm Wachtell, Lipton, Rosen & Katz, clerking for Justice Theodor Or of the Israeli Supreme Court, and lecturing on corporate finance at Tel Aviv University. Mr. Nave holds a Doctor of Juridical Science from Harvard Law School, an LL.B. from Tel Aviv University, and a B.Sc. in Computer Engineering from the Technion.

The Board of Directors is pleased to nominate Mr. Nave to serve as an executive director.

Mr. Nave will receive compensation in his capacity as an executive director in accordance with the Compensation Committee’s recommendations and in line with the group’s policies for compensation of directors.

Item 6. Appointment of Elena Bunina as a non-executive member of the Board of Directors

It is proposed by the Board of Directors to appoint Elena Bunina as a non-executive member of the Board of Directors of the Company for a one-year term, with effect from the 2024 Annual General Meeting and running until the conclusion of the annual general meeting to be held in 2025.

Elena Bunina is a university professor, Israel-based businesswoman and an accomplished mathematician with almost 70 research publications and with a particular focus on algebra and model theory. She currently serves as the Head of Science and Education for the Nebius Group. Ms. Bunina previously served as the Head of Academic and Educational Services across the Yandex Group, and well as the General Director and director of Human Resources at Yandex LLC, stepping down in April 2022. Ms. Bunina holds a Doctor of Science degree, in addition to having a Ph.D in Mathematics, from the faculty of Mechanics and Mathematics at the Moscow State University, where she served as a professor for 12 years until 2022. She currently serves as a professor of Mathematics at Bar Ilan University, in Israel.

The Board of Directors believes that the group will benefit from Ms. Bunina’s expertise in the field of mathematics and her experience managing Yandex’s HR operations throughout a five-year period of rapid growth.

Ms. Bunina will receive compensation in her capacity as a non-executive director and in line with the group’s policies for compensation of directors. Given Ms. Bunina’s employment relationship with the group, she will not be considered to be an independent director.

Item 7. Appointment of Esther Dyson as a non-executive member of the Board of Directors

It is proposed by the Board of Directors to appoint Esther Dyson as a non-executive member of the Board of Directors of the Company for a one-year term, with effect from the 2024 Annual General Meeting and running until the conclusion of the annual general meeting to be held in 2025.

Esther Dyson was a non-executive director of Yandex from 2006 until her resignation in March 2022. Ms. Dyson is the founder of Wellville, a US-based 10-year non-profit project to demonstrate the value of investing in health, ending December 2024. Starting in 2025, she will be writing and then publishing a book based on what she learned from the experience about human health, the US healthcare system and the policies that affect them. Ms. Dyson is an active investor in a variety of IT, health, logistics and space start-ups, and also sits on the boards of AvanleeCare, ProofPilot, SWVL (NASDAQ), and Pressreader, a Vancouver, Canada-based IT company of Russian origin (among others). She also sits on the boards of non-profits including Charity Navigator, ExpandED Schools and the Long Now Foundation. She started her career as a fact-checker for Forbes Magazine, and then spent five years as a securities analyst on Wall Street. At New Court Securities, Ms. Dyson comprised the sell-side research department, and worked on the initial public offering of Federal Express, among others. At Oppenheimer & Co., she followed the nascent software and personal computer markets. From 1982 to 2004, as the owner of EDventure Holdings, she edited its newsletter Release 1.0 and ran its annual PC Forum conference. She was an early investor in Flickr and del.icio.us (sold to Yahoo!), Medstory and Powerset (sold to MicrosoftMeetup (sold to WeWork)), Geometric Intelligence and Jump (sold to Uber), and Square/Block and Omada Health, among others. She is the author of “Release 2.0: A design for living in the digital age” (1997). She earned a BA in economics from Harvard University, and a certificate of completion from the Yuri Gagarin Cosmonaut Training Institute.

The Board of Directors is pleased to welcome Ms. Dyson back to the Board of Directors and believes that her extensive industry experience and past work with the Company will greatly benefit the group.

Ms. Dyson will receive compensation in her capacity as a non-executive director and in line with the group’s policies for compensation of directors.

Item 8. Appointment of Kira Radinsky as a non-executive member of the Board of Directors

It is proposed by the Board of Directors to appoint Kira Radinsky as a non-executive member of the Board of Directors of the Company for a one-year term, with effect from the 2024 Annual General Meeting and running until the conclusion of the annual general meeting to be held in 2025.

Kira Radinsky is the chief executive officer and chairwoman of Diagnostic Robotics, a US-based technology business working in the field of AI to make healthcare better, cheaper and more widely available. As a result of Ms. Radinsky’s technology expertise, she founded Mana Bio, an AI-based drug delivery business, and co-founded San Francisco based SalesPredict in 2012, where she led the research and development aspects of data mining. When SalesPredict was sold to eBay in 2016, Ms. Radinsky became eBay’s director of data science and chief scientist. Ms. Radinsky has also served on the board of directors for Esh Digital Bank (Tel Aviv), Maccabi Health Care Data Science Institute (Tel Aviv) and HSBC Technology Board (London). Aside from her corporate roles, Ms. Radinsky focuses her research on how web dynamics and knowledge can help predict future global events. Ms. Radinsky has a B.Sc. and a Ph.D in Computer Science from Technion, the Israel Institute of Technology.

The Board of Directors believes that the group will benefit from Ms. Radinsky’s extensive experience in the technology industry, and in particular in the AI field.

Ms. Radinsky will receive compensation in her capacity as a non-executive director and in line with the group’s policies for compensation of directors.

Amendment of Terms of Appointment of Continuing Non-Executive Directors

Item 9. To amend the terms of appointment of each of John Boynton, Rogier Rijnja and Charles Ryan to end at the conclusion of the Annual General Meeting to be held in 2025

Mr. Boynton’s current term will end at the conclusion of the annual general meeting to be held in 2025, while Mr. Rijnja’s and Mr. Ryan’s current terms will end at the conclusion of the annual general meeting to be held in 2026.

To align the terms of all directors to the new one-year term structure, it is proposed by the Board of Directors to amend the terms of office of each of John Boynton, Rogier Rijnja and Charles Ryan to end at the conclusion of the Annual General Meeting to be held in 2025.

John Boynton has been a non-executive director since 2000 and was appointed to serve as Chairman of the Board in 2016. He was a founding shareholder of Yandex and has served the Board in a number of capacities including as Chairman of the Corporate Governance Committee (now the Nominating and Corporate Governance Committee) and a member of the Compensation and Audit Committees. He is a member of the

National Association of Corporate Directors. He has served as a founder, investor and/or board member in a variety of growth companies in technology, healthcare services, and real estate. He graduated with a BA from Harvard College in 1988. His professional experience, knowledge of the Company and its businesses, and exceptional leadership helped guide the Company through a period of rapid growth when the market cap grew five times over the six years from 2016 through 2021, and then through the complex restructuring, divestment, and relaunch resulting from Russia’s war on Ukraine from 2022 through 2024. The Board of Directors is pleased to have Mr. Boynton serve as its Chairman.

Rogier Rijnja has been a non-executive director of Yandex since 2013. Mr. Rijnja is an independent management consultant and entrepreneur. He served as Senior Vice President of Human Resources and a member of the executive committee at D.E Master Blenders, a Dutch public company listed on the Amsterdam stock exchange, from 2011 to 2014. Prior to joining D.E Master Blenders, Mr. Rijnja served as head of the human resources departments at several international companies, including Maxeda, from 2008 to 2011, Numico N.V., from 2004 to 2008, and Amazon.com, from 2002 to 2004. Prior to this, he was director of global management development at Reckitt Benckiser PLC from 1998 to 2002, and a human resources manager for Nike Europe from 1996 to 1998. Between 1989 and 1996, Mr. Rijnja held several positions at Apple in the Netherlands and the United States. Mr. Rijnja has a degree in law studies from Leiden University in the Netherlands. As a member of several committees of the Board of Directors, including service as Chairman of the Compensation Committee, Mr. Rijnja plays an important role in the Company’s corporate governance, talent management and retention. The Board of Directors believes that it has benefited from Mr. Rijnja’s expertise and experience in business, and in particular in human resources.

Charles Ryan became a non-executive director of Yandex at the time of its initial public offering in 2011. A finance professional with 30 years of experience in both the Russian and international markets, Mr. Ryan co-founded United Financial Group (UFG) and became its Chairman and CEO in 1994. In 1998, Mr. Ryan initiated the New Technology Group within UFG Asset Management, which sponsored an early-stage technology investment in ru-Net Holdings, whose investments included Yandex. In 2006, Deutsche Bank acquired 100% of UFG's investment banking business, and Mr. Ryan was appointed chief country officer and CEO of Deutsche Bank Group in Russia and remained in that position until the end of 2008, when he became chairman of UFG Asset Management. From 2008 through the end of 2010, Mr. Ryan was a consultant for Deutsche Bank. Prior to founding UFG, Mr. Ryan worked as an associate and principal banker with the European Bank for Reconstruction and Development in London from 1991 to 1994 and as a financial analyst with CS First Boston from 1989 to 1991. Mr. Ryan is also a founder and the general partner of Almaz Capital Partners, an international VC firm, headquartered in Silicon Valley, which connects entrepreneurs and engineering talent in the USA and Eastern European /CIS countries and brings prominent startups to the global market. Mr. Ryan has a degree in Government from Harvard University. As a financial expert and Chairman of the Audit Committee, Mr. Ryan plays a critical role in the Company’s governance and the Board’s oversight of the Company’s financial management and capital allocation. The Board of Directors believes that it has benefited from Mr. Ryan’s expertise and experience in international business and capital markets.

Each continuing non-executive director will continue to receive compensation in his capacity as a non-executive director in accordance with the group’s policies for compensation of directors.

Approval of Special Board Remuneration

Item 10. To approve the award of special cash bonuses and equity awards to each of John Boynton, Rogier Rijnja and Charles Ryan, Non-Executive Directors of the Company, in recognition of their exceptional services to the Company in the period since February 2022

Following Russia’s full-scale invasion of Ukraine in February 2022, the Company experienced a period of extreme and extraordinary challenges. Throughout this time, the Board of Directors’ service was exceptionally time consuming and demanding, with frequent formal and informal Board of Directors and committee meetings and almost daily engagement as the Board of Directors helped the group navigate a wide range of operational and financing challenges. More importantly, the Board of Directors made significant strategic decisions about the future of our group, culminating the successful Sale of the group’s operations in Russia and the positioning of the new Nebius Group for the future. In particular, the Board of Directors addressed the following existential matters:

●	Taking the lead on maintaining the business strategy, operational effectiveness and management of the group, while supporting the relocation of approximately 1,100 talented individuals from Russia to locations that made sense from both a living and a business point of view.
●	Ensuring compliance with complex and evolving international sanctions following the invasion of Ukraine, which created significant challenges for the group’s operations.
●	Negotiating a settlement with the holders of the Company’s convertible notes, averting the potential insolvency of the group.
●	Providing leadership to successfully conceptualise, structure and execute the largest corporate exit from Russia in recent history, representing a value in excess of $5 billion capital leaving the country, removing earnings and taxes from being used to support the war, protecting shareholder value and ensuring the long-term sustainable survival of the Company. This transaction resulted in both the receipt of significant cash proceeds and the reduction in the number of shares outstanding, and created the foundation for the future development of the Nebius Group.
●	Supervising these matters without support from external financial advisors and consultants, who declined to work with the Company, resulting in significant savings in transaction costs.

In addition, several non-executive directors resigned from the Board of Directors in March 2022, and both then-executive directors and a further non-executive director resigned from the Board of Directors in 2022 and early 2023.  Four Russia-based directors then resigned at the first closing of the sale of the Russian businesses.

The three remaining directors, Messrs. Boynton, Rijnja and Ryan, provided exceptional service and assumed significant liability and reputational risk as non-executive directors throughout this extraordinary period. In the absence of executive directors, the Board of Directors as a whole had ultimate executive authority over the group. In addition, these directors served on the Special Committee that oversaw the Sale process, as well as the Audit Committee and all other committees that steered the Company against intense headwinds. These directors also played an active part in both the negotiations around the Sale transaction and extensive communications efforts with governmental authorities in the United States, the Netherlands and the European Union.

In recognition of the extraordinary efforts of these directors, the success of the divestment of the Russian business, and the laying of the foundation for the future success of the Nebius Group, it is proposed that the shareholders approve the award of special bonuses to each of John Boynton, Rogier Rijnja and Charles Ryan.

It is proposed that each of these directors receive an award of $5 million cash, and a Restricted Stock Unit grant for a number of RSUs to be determined by dividing $5 million by the value per share to be used for the first significant round of grants to be made to senior management after the date of the AGM under the Company’s Equity Incentive Plan (see Item 12 below). Such equity awards would be made under the Plan, at the time of such round of grants. These awards would be vested in full at grant, while all shares issued under such awards would be subject to a lock-up period of one year from the date of grant.

Amendment of the Articles of Association

Item 11. Amendment of the Articles of Association to change the Company’s name

The Board of Directors proposes an amendment to its Articles of Association to change the name of the Company from “Yandex N.V.” to “Nebius Group N.V.”.

A copy of the deed of amendment of the Articles of Association is available for inspection by shareholders at the registered office of the Company, on our website https://nebius.group/ or can be obtained from Investor Relations, tel +31 0 20 206 6970 or by email: askIR@nebius.com.

Amendment to the 2016 Equity Incentive Plan

Item 12. Amendment to the 2016 Equity Incentive Plan; general authorization of the Board of Directors

The 2016 Equity Incentive Plan (as amended, the “Plan”) was approved by the Company’s general meeting of shareholders on May 27, 2016 (and replaced the Fourth Amended and Restated 2007 Equity Incentive Plan), and was amended on June 27, 2019. We are proposing an amendment and restatement of the Plan to rename it as the “Nebius Group N.V. Amended and Restated Equity Incentive Plan”, to extend the term of the Plan for a further ten-year period, to increase the number of shares available for awards thereunder, and to make certain further changes described below.

Equity-based compensation has always been a critical part of the Company’s compensation and incentive programs and will be of increased importance as we develop the new Nebius Group at the center of one of the most exciting but also most competitive phases of the technology sector’s evolution. Equity-based compensation creates a culture of ownership and accountability that rewards the group’s senior executives and other key employees, directors and other service providers for maximizing shareholder value over time, aligning their interests with those of the shareholders. The Board of Directors and its Compensation Committee believe that equity-based compensation provides employees and other key service providers with a strong link to long-term sustainable performance and the creation of shareholder value, as well as providing continued retention via long-term vesting. The Board of Directors believes that competitive equity awards will be important in attracting and retaining talent as the group starts its new life as Nebius Group and continues to grow. The Board of Directors has undertaken a thorough review of the use of equity-based compensation and its governance. It has concluded that these incentives are central to how the Company competes in an international setting. This means that the Board of Directors does not consider Dutch, or even European, practices to be appropriate for these purposes, but that Nebius Group must be able to operate an equity plan that allows it to compete with US and other international companies that are at the very leading edge of technology, including artificial intelligence and cloud computing. Like the Company’s prior equity incentive programs, this proposal therefore continues to align with best practice in the space where we compete for both talent and capital.

The Plan currently provides that the maximum number of shares available for issuance under the Plan (and predecessor plans) is equal to twenty percent (20%) of the aggregate number of Class A and Class B Shares issued and outstanding from time to time (by number). Additionally, the Plan provides employees of certain business units in the group (the “Participating Subsidiaries”) the opportunity to receive equity awards (and synthetic awards) in respect of shares in the equity of those subsidiaries. The maximum number of ordinary shares of any Participating Subsidiary which may be subject to awards over the term of the Plan (together with any shares that may be sold to business unit management outside the Plan) is determined by the Board of Directors but may not exceed 20% of the aggregate number of such Participating Subsidiary shares issued and outstanding from time to time.

As indicated in our Shareholder Circular dated February 8, 2024 (which can be found on our website1), we are now seeking shareholder approval for an increase in the available equity incentive pool under the Plan in order to provide appropriate compensation and incentives to the growing number of employees and other service providers of the Company and the retained businesses, commensurate with the early-stage nature of the Nebius Group going forward at a critical growth stage with significant competitive pressure for talent.

Background to and Status of the Plan

As of July 17, 2024, a total of 44,504,699 Class A Shares and 135,000 Class B Shares had been issued pursuant to awards under all of the Company’s equity incentive plans, totalling in the aggregate awards for 44,639,699 Class A Shares (on an as-converted basis).

The Plan was originally adopted when we formed part of a significantly larger group of businesses. Over the past 20 years, we provided incentives under the Plan (and its predecessor plans) for the growth and development of that larger group. As previously announced, as part of our Sale transaction we have successfully sold a significant portion of the group, in connection with which nearly 95% of our employees transferred with the divested businesses. In connection with the Sale, our Board of Directors amended outstanding awards held by employees of the divested businesses so that they will, upon future exercise or settlement of any awards that were vested as of the transaction date, receive securities in the divested company, International Joint Stock Company “Yandex”, rather than in the Company. Accordingly, awards in respect of approximately 5.4 million Class A Shares have terminated in connection with the Sale. Any unvested Company awards held by the employees of the divested businesses have lapsed.

1 www.https://static.nebius.com/ir-www/assets/pdf/Shareholder_Circular_in_connection_with_the_Class_A_Meeting_and.pdf)

In addition, since the suspension of trading in the Company’s shares on Nasdaq in February 2022, the Company has offered to holders of Yandex N.V. RSUs an opportunity to exchange the portion of outstanding awards that would otherwise have vested (as they vested) for an equivalent cash award. As a result, awards for an aggregate of approximately 6.0 million Class A Shares were exchanged during the period since March 2022, reducing the burn under the Plan. The replacement cash payments are payable in accordance with the original vesting schedules of the exchanged RSUs. Outstanding RSU awards to acquire up to 1,120,917 Class A Shares held by participants who are continuing with the Company and its retained businesses remain outstanding in accordance with their terms.

In addition, the Company currently has outstanding 2,245,300 share options in respect of Class A Shares that entitle holders to purchase such shares at a specified price. The Company also has outstanding 75,000 share appreciation rights, as well as equity awards in respect of its Avride subsidiary representing an aggregate of 6.4% of the outstanding shares of Avride.

In connection with the Sale, the Company received an aggregate of approximately 162.5 million Class A Shares as partial consideration for the Sale. Such shares are currently held in treasury, substantially reducing the number of shares outstanding. All shares reserved for issuance under the Plan, as amended, would be funded from this treasury pool; it is anticipated that no new Class A Shares would be required to be issued under the Plan.

Under the current terms of the Plan, the available pool is expressed as a percentage of the issued and outstanding share capital from time to time. Given the significant reduction in the number of outstanding shares following the Sale, no shares remain available for use under the Plan.

Following approval of the amended and restated Plan, the Board of Directors and Compensation Committee intend to make an initial round of award grants to senior managers and other key employees.

Summary of the Plan

The Plan provides for the grant of equity awards in the form of stock options (“Options”), share appreciation rights (“SARs”), restricted shares, restricted share units (“RSUs”) and performance share units (“PSUs”) (together, the “Company Awards”). The Plan also provides for the grant of equity awards in respect of Participating Subsidiaries (the “Business Unit Equity Awards”). Business Unit Equity Awards and any awards granted to management of the Participating Subsidiaries outside of the Plan are to not exceed 20% of such Participating Subsidiary’s shares issued and outstanding from time to time. All of the existing Participating Subsidiaries were divested as part of the Sale, other than our Avride business. In the future, one or more of the other retained businesses, or new businesses units, may be designated as Participating Subsidiaries by our Board of Directors.

Plan administration.  Our Board of Directors or its Compensation Committee administers our Plan. Although our Plan sets forth certain terms and conditions of our equity awards, our Board of Directors or its Compensation Committee determines the provisions and terms and conditions of each grant. These include, among other things, the vesting schedule, repurchase provisions, forfeiture provisions, any performance conditions and forms of payment upon exercise.

Eligibility.  We may grant Company Awards to employees, directors, advisors and consultants to our Company and its subsidiaries. We may also grant Business Unit Equity Awards to employees, officers, directors, advisors and consultants of a Participating Subsidiary. No participant has an automatic right of participation, and no participant will have a right to automatic top up or replenishment of awards when outstanding awards vest or are exercised.

Exercise price and term of equity awards.  With respect to Company Awards, the exercise price of options or measurement price of share appreciation rights awards is the fair market value of an underlying Class A Share, which means (A) at any time when the Class A Shares are not publicly traded on an internationally recognized stock exchange, the price per share most recently determined by the Board of Directors, in its sole discretion, to be the fair market value thereof, which determination shall be made at least once every six calendar months; and (B) at any time when such shares are publicly traded on an internationally recognized stock exchange, (i) in the case of RSUs, the closing price per share on the date of such determination; and (ii) in the case of options and SARs, the average closing price per share on the 20 trading days immediately following the date of determination, subject to compliance with applicable law. RSU and PSU awards have no exercise or measurement price. Equity awards are generally exercisable up until the tenth anniversary of the grant date so long as the participant’s relationship with us has not terminated and any performance or other pre-determined conditions have been fulfilled. The Plan does not permit re-pricing of options without shareholder approval except in cases of major capital events, and similar, to arrive at an equitable position akin to that prior to the event.

Vesting schedule.  The notice of grant specifies the vesting schedule. Awards generally vest quarterly over a four-year period, with 4/16ths vesting after one year and an additional 1/16 vesting each quarter thereafter unless otherwise determined by the Board of Directors or the Compensation Committee and set forth in a specific award agreement; awards granted to employees who have been with the Company for more than one year generally vesting quarterly over four years. When a participant’s employment or service is terminated, the participant may generally exercise his or her options that have vested as of the termination date within 90 days of termination or as determined by the Board of Directors or the Compensation Committee.

Amendment and Termination.  Subject to any shareholder approval requirements under the rules of any stock exchange that are applicable to the Company at any time or applicable law, the Board of Directors may amend or suspend the Plan or any portion thereof at any time. Unless otherwise specified in the amendment, any amendment to the Plan will apply to, and be binding on the holders of, all Awards outstanding under the Plan at the time the amendment is adopted, provided the Board of Directors determines that such amendment does not materially and adversely affect the rights of Participants under the Plan.

Historical Granting Practices

The Company’s granting practice during the period 2019 through 2023* was as follows:

Year	Options	RSUs	SARs	PSUs	Total
2019	1,068,554	5,293,636	-	-	6,362,190
2020	-	10,561,259	-	218,159	10,779,418
2021	650,000	6,621,471	-	343,001	7,614,472
2022	-	1,405,026	-	62,046	1,467,072
2023	-	-	-	-	-

Total	1,718,554	23,881,392	-	623,206	26,223,152

The above grants include the following grants made to members of the Board of Directors:

Year	Options	RSUs	SARs	PSUs	Total
2019	-	152,500	-	-	152,500
2020	-	50,000	-	-	50,000
2021	-	320,625	-	140,956	461,581
2022	-	-	-	-	-
2023	-	-	-	-	-

Total	-	523,125	-	140,956	664,081

*In 2024 to date, no awards have been granted.

Rationale for proposal to increase authorized shares under the Plan

We believe that competitive equity awards are an important way to attract and retain vital talent, particularly as our retained businesses mature from their current early stage in an extremely competitive international market for talent, dominated by US technology companies with an artificial intelligence focus. As of July 17, 2024, the Company has no Class A Shares available for future grants under the Plan, given the reduction in the number of issued and outstanding shares following the Sale. If the amendment to the Plan is not approved, the Company will not have Class A Shares available in order to make future grants to attract and provide long-term incentives to our dedicated and loyal employees and other service providers who will be fundamental in helping the Company to achieve its corporate goals.

The Board of Directors therefore recommends that the shareholders approve the proposed increase in authorized shares available for grant under the Plan.

Key Considerations for requesting additional shares under the Plan

In determining the increase in the number of awards available for issuance under the Plan, the Board of Directors considered the following factors:

●	The significant change in the size, market focus and early-stage nature of the group as a result of the Sale transaction in a rapidly evolving international competitive environment where ability to offer equity-based incentives is an imperative.

●	Number of Class A Shares available for grant under the Plan: As of July 17, 2024, no Class A Shares remained reserved and available for future issuance.

●	Burn rate: The Company’s burn rate is defined as the annual grant of share awards under its equity plans, less forfeited and cancelled shares, as a percentage of its Class A and Class B Shares outstanding as of January 1 of the year. In the period 2019-2021, the Company’s average annual burn rate was approximately 1.99%; no grants have been made since February 2022.

●	Based on the Company’s analysis of burn rates for peer companies, and feedback from independent specialists in executive compensation, the Company believes that its historical burn rate in the ordinary course has been reasonably consistent with market practice.

●	Overhang: The Company’s overhang is defined as the options, restricted share units and share appreciation rights outstanding as a percentage of all of its shares outstanding. As of July 17, 2024, the Company had outstanding 2,245,300 options to purchase Class A Shares, 1,120,917 restricted share units and 75,000 share appreciation rights. Based on the Company’s analysis of overhang for peer companies, and feedback from independent specialists in executive compensation, the Company believes that its overhang is reasonably consistent with market practice. It is the Company’s intention to increase this level but to remain within market appropriate levels.

●	Overall available pool size: The Company believes that the proposed new equity pool equivalent to approximately 15% of the number of currently issued and outstanding Class A and Class B Shares (30 million Class A Shares) is in line with market standards for growing, early-stage technology companies, particularly in light of the Company’s hiring plans over the mid-term.

Dilution Analysis

As of July 17, 2024, the Company’s capital structure consisted of 163,297,882 Class A Shares, 35,698,674 Class B Shares, and no Class C Shares issued and outstanding. As described above no Class A Shares remain available for grant of awards under the Plan as of July 17, 2024. The proposed share authorization is a request for 30,000,000 additional Class A Shares to be available for awards under the Plan.

The table below shows the potential dilution based on our fully diluted awards and our request for additional Class A Shares to be available under the Plan. As of July 17, 2024, the increased equity incentive pool of Class A Shares represents an additional 30,000,000 Class A Shares representing approximately 15% of the Company’s issued and outstanding share capital.

The Board of Directors believes that the increase in Class A Shares under the Plan will allow the Company to continue providing equity awards, which are an important component of the Company’s equity compensation program, and represents a reasonable amount of potential equity dilution.

Potential Dilution

Class A Shares Underlying Awards Outstanding as of July 17, 2024[2]	3,441,217
Weighted Average Exercise/Measurement Price of Option/SAR Awards Outstanding as of July 17, 2024[3]	38.21 USD / Class A Share
Weighted Average Remaining Vesting Term of Awards Outstanding as of July 17, 2024 (in years)	1.1
Class A Shares available for Grant under the Plan as of July 17, 2024	0
Additional Class A Shares Requested (as of July 17, 2024)	30,000,000
Total Available Class A Shares Under the Plan, as Amended (including awards outstanding under all predecessor employee and non-employee director equity compensation plans)	33,441,217
Class A Shares and Class B Shares Issued and Outstanding as July 17, 2024	198,996,556
Class A Shares and Class B Shares Issued as of July 17, 2024 (including treasury shares)	362,040,944
New equity incentive pool of 30 million Class A Shares as a percentage of Outstanding Class A and Class B Shares as of July 17, 2024	15%

The Board of Directors estimates that the authorized shares under the Plan, as amended, may be sufficient to provide us with an opportunity to grant equity awards for the full ten-year life of the Plan, as amended. This is only an estimate, and circumstances could cause the share reserve to be used more quickly or more slowly. These circumstances include, but are not limited to, the future price of our Class A Shares, the mix of cash, options and other awards provided as long-term incentive compensation, grant amounts provided by our competitors, hiring activity, and promotions during the next few years.

Proposed Amendments to the Plan

The Company is committed to strong corporate governance and maximizing shareholder value. The Board of Directors believes that the use of equity-based compensation aligns plan participant’s interests with those of the shareholders and will be fundamental in attracting and retaining the brightest and most-qualified individuals as we develop and grow our early-stage businesses at a critical and highly competitive phase for the technology sector. Aligning the interests of shareholders with those of the Company’s key management and members of the Board of Directors promotes best practices in corporate governance. To these ends, the Board of Directors proposes the following amendments to the Plan, which shall apply to awards granted on and after the effective date of the amended and restated Plan:

●	to increase the equity incentive pool under the Plan by 30,000,000 Class A Shares, in order to provide adequate incentives for our growing businesses, commensurate with the early-stage nature of the group going forward. As so amended, the total number of Class A Shares reserved under Plan (including all prior awards, whether exercised or unexercised) will be equal to approximately 17% of the aggregate number of Class A and Class B Shares issued and outstanding (by number) as of July 17, 2024.
●	to rename the plan as the “Nebius Group N.V. Amended and Restated Equity Incentive Plan”;
●	to extend the term of the Plan for a further period of ten years;
●	to provide that shares subject to an award that are withheld for payment of taxes will not be available for issuance under the Plan;
●	to clarify that shares subject to an award paid in the form of cash and not in shares will be available for issuance under the Plan;
●	to provide that the Compensation Committee may determine that the appreciation upon the exercise of a SAR or settlement of a RSU may be paid in shares, cash or any combination of the foregoing;

2 Consists of 2,245,300 options to purchase Class A Shares (1,820,050 of which are to be exercised within 90 days after the resumption of public trading of the Class A Shares, or they will lapse), 1,120,917 restricted share units and 75,000 share appreciation rights.

3 Restricted share unit awards have no exercise price. SAR awards outstanding have a measurement price of USD 32.85.

●	to provide that no dividends or dividend equivalents will be granted in connection with an Option or SAR and any dividend equivalents or dividends granted in connection with any other awards will only vest and be paid to the extent the underlying award vests and is paid;
●	to allow for awards to continue to vest following termination of employment or service, to the extent the Compensation Committee so determines;
●	to expand the permitted adjustment provisions that apply in the event of a spinoff, recapitalization, merger and other unusual event affecting the outstanding shares;
●	to provide that the Board of Directors may not, without shareholder approval, (i) approve a repricing of an Option or SAR to reduce the exercise price or measurement price, as applicable, (ii) substitute an outstanding Option or SAR with Option or SAR with a lower exercise price or measurement price, as applicable, or (iii) pay other consideration in lieu of an outstanding Option or SAR; and
●	to add a “clawback” provision to the Plan, authorizing the recoupment or forfeiture of awards in accordance with any clawback policy in effect from time to time.

The foregoing is not an exhaustive list and is qualified in its entirety by the full text of the Plan, which is available at https://nebius.group/shareholder-meetings.

Additionally, we propose to authorize the Board of Directors to (i) grant awards under the Plan, (ii) issue Class A Shares under the Plan and/or grant rights to subscribe for Class A Shares under the Plan, (iii) exclude the pre-emptive right of subscription for any equity awards to be granted and Class A Shares to be issued or granted under the Plan, and (iv) do anything else which may be required in connection therewith.

In determining the appropriate number of shares to request, the Board of Directors analyzed market practices of peer companies and solicited advice from independent specialists in executive compensation. Upon a review of the anticipated need for future equity award issuances, the Board of Directors approved the increase in the awards authorized for issuance, to ensure that the Company has sufficient equity plan capacity to continue to provide its existing management, employees and directors with appropriate equity-based incentives, as well as to support the growth and expansion of the group’s staff.

The Board of Directors believes that the increase in the number of Class A Shares available for awards under the Plan is essential to ensure that the Company has a sufficient reserve to grant equity incentives at levels deemed appropriate by the Board of Directors and its Compensation Committee. The Company believes that competitive equity awards are important in attracting and retaining talent as the Company works to grow and expand its early-stage businesses. Without the increase in the authorized awards under the Plan, the Company may not be able to retain and motivate current talent or to attract additional talent that may needed to achieve its corporate goals, and may be required to provide significantly higher cash compensation. The Board of Directors is also committed to supporting best practices in corporate governance and has amended both rules and guidance for equity-based compensation accordingly, following a thorough review. These amendments will further the Company’s goals of maximizing and preserving shareholder value.

The works council of the Company has been asked to render its views on the intended changes to the 2016 Equity Incentive Plan, such within the meaning of Section 2:135 of the Dutch Civil Code, and thanks the Board of Directors for the opportunity to share its views. The works council has taken due note of the intended changes and expresses its understanding of an updated equity incentive plan. The further details of the incentive plan will be shared with the works council in due time for further deliberation.

A copy of the Amended and Restated Equity Incentive Plan is available for inspection by shareholders at the registered office of the Company, on our website nebius.group/shareholder-meetings or can be obtained from Investor Relations, tel +31 0 20 206 6970 or by email: askIR@nebius.com.

Appointment of Auditors

Item 13. Appointment of the external auditor of the Company

In accordance with Dutch law, the external auditor of the Company is appointed by the AGM. The Audit Committee has advised the Board of Directors to propose at the AGM the appointment of Reanda Audit &

Assurance B.V., an independent registered public accounting firm, as auditor of the Company’s consolidated financial statements and statutory accounts for the 2024 financial year.

Authorization for Share Repurchase

Item 14: Authorization of the Board of Directors to repurchase shares

As contemplated by the Shareholder Circular dated February 8, 2024 (which can be found on our website4), the Company currently intends to return a substantial proportion of the proceeds of the Sale transaction to our shareholders. The Company intends to determine the timing and terms of any potential offer in due course.

To provide the Board of Directors with the authority to proceed with such a transaction as and when such terms have been decided, it is therefore proposed to authorize the Board of Directors to repurchase the Company’s fully paid-up Class A Shares, within the limits of Dutch law, applicable regulations and the Company’s articles of association, through a purchase on the Nasdaq Global Select Market (“Nasdaq”) or otherwise, up to a maximum of 81,648,455 Class A Shares (equal to 50% of the outstanding Class A Shares as per the date of this Notice of Annual General Meeting), at a purchase price per Class A Share set with reference to the prevailing market price at the time of the announcement of a potential share repurchase but in any case no lower than the nominal value of the Class A Shares and no higher than $10.50 per share (representing the cash on balance sheet following the final closing of the Sale transaction, net of tax and transaction costs) divided by the total number of Class A and Class B Shares outstanding (for the avoidance of doubt, excluding shares held in treasury). The authority pursuant to this item shall be for a period of 18 months starting from the date of the Annual General Meeting.

This proposal is designed to provide the Board of Directors with the flexibility and authority to make strategic decisions that enhance shareholder value, optimize the Company’s capital structure, and support share trading liquidity, all at the discretion of the Board of Directors. By approving this proposal, the General Meeting is entrusting the Board of Directors, as a right and not an obligation, to implement its intention to perform a capital return, to act in the best interests of the Company and its stakeholders, taking into account the Company's financial health, market conditions, and long-term strategic goals and value creation.

General Designations and authorizations of the Board of Directors

Items 15-17. General authorization of the Board of Directors to (i) issue Class A Shares / grant rights to subscribe for Class A Shares; (ii) exclude pre-emption rights; and (iii) cancel own shares

The proposals to authorize the Board of Directors (i) to issue Class A Shares (and/or grant rights to subscribe for Class A Shares) in an amount up to 20% of the issued share capital (excluding Class C Shares) from time to time of the Company, and (ii) to exclude the pre-emptive rights of shareholders in respect of such issuances of shares and/or granting of rights to subscribe for shares are intended to give the Board of Directors flexibility in financing the Company in the most efficient manner. Furthermore, such authorizations give the Board of Directors flexibility in the context of potential acquisitions and mergers.

Adoption of these proposals at the AGM replaces the current general authorizations of the Board of Directors in respect of these matters, which were granted at the Annual General Meeting of Shareholders on June 30, 2023.

It is proposed to the General Meeting to cancel any or all Class A Shares in the share capital of the Company (i) held on the date of the AGM, or (ii) to be acquired by the Company under the authorization referred to under item 14, with the number of shares to be determined by the Board of Directors in its sole discretion. This proposal to authorize the Board of Directors is intended to give the Board of Directors flexibility in managing the Company's outstanding share capital in the most efficient manner. The Board of Directors shall have the right, but is under no obligation, to make use of this authorization if approved by the General Meeting. If so decided by the Board of Directors, a cancellation may be executed in one or more tranches. Pursuant to the relevant statutory provisions, cancellation may not be effected earlier than two months after a resolution to cancel shares is adopted and publicly announced; this will apply for each tranche.

4 www.https://static.nebius.com/ir-www/assets/pdf/Shareholder_Circular_in_connection_with_the_Class_A_Meeting_and.pdf)

****

Board of Directors Recommendations

Our Board of Directors, currently consisting solely of independent non-executive members, unanimously recommends that shareholders vote “FOR” of all of the foregoing proposals of the Board of Directors set forth above.

****